863344

OMB# 1557-0184
EXPIRES
04/30/2007

24007889

Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

A. [X] Comptroller of the Currency
B. [ ] Board of Governors of the Federal Reserve System
C. [ ] Federal Deposit Insurance Corporation
D. [ ] Office of Thrift Supervision
E. [ ] Securities and Exchange Commission

2. Filing status of notice (che

A. [ ] Government Securities Broker
B. [ ] Government Securities Dealer
C. [X] Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

D. [X] Notice
E. [ ] Amendment

4. A. Full name of the Financial Institution:
JP Morgan Chase Bank, National Association (Merged with Bank One November 2004)

B. Address of principal office of Financial Institution:
1111 Polaris Parkway, Columbus, OH 43240

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
270 Park Avenue, New York, NY 10007

MAR 8 2005

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Carol Ruocco	Vice President	212 270-5390
Name	Title	Telephone

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ___Yes B. _X_ No
(If yes, provide addresses and describe activities.)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Blauvelt	Joseph		Managing Director
Hopper	Forbes		Managing Director
Boyer	Michael		Vice President

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Carol		Ruocco	Vice President

Carol Ruocco 2/25/05

Manual Signature Date